Exhibit 14

Policy on Ethics and Business Conduct

Veritec, Inc. has and will continue to uphold the highest levels of business ethics and personal integrity in all types of transactions and interactions. To this end, this Code of Ethics serves to (1) emphasize the Company's commitment to ethics and compliance with the law; (2) set forth basic standards of ethical and legal behavior; (3) provide reporting mechanisms for known or suspected ethical or legal violations; and (4) help prevent and detect wrongdoing.

The values embodied in the Veritec, Inc. Code of Ethics are meant to guide the business decisions of our organization. The Code of Ethics tells us that we should strive to be trustworthy, to respect all people, to be responsible to our constituents and publics, fair in our dealings, and caring of the people we affect.

This Code of Ethics will apply to all officers, directors and employees of the Company.

                                  Veritec, Inc.

                                 Code of Ethics

It is the responsibility of all employees to adhere to the following principles:

1.   We will always be honest and truthful.

2. We will adhere to the letter and the spirit of all applicable governmental laws, rules and regulations.

3. We will handle all actual or apparent conflicts of interest between personal and professional relationships in an ethical manner.

4. All public filings will contain full, fair, accurate, timely, and understandable disclosure.

5. All public communications will include full, fair, accurate, timely and understandable disclosure.

6. All employees will promptly report to the Board of Directors any violations of this Code.

7. We will protect employees who report violations of this code from unfair and undue repercussion by those accused.

8.   All employees will be held accountable for adherence to this Code.

Adopted by Board of Directors: February 6, 2007


                                  Page 45 of 48